Exhibit 99.1

BBX Capital Corporation Announces Intention to Commence a Cash Tender Offer for Shares of its Class A Common Stock

FORT LAUDERDALE, Florida – March 14, 2018 – BBX Capital Corporation (NYSE: BBX) (OTCQX: BBXTB) (“BBX Capital”) announced today that it intends to commence a cash tender offer to purchase up to 6,486,486 shares of its Class A Common Stock at a purchase price of $9.25 per share.  The closing share price of BBX Capital’s Class A Common Stock on March 13, 2018, the last trading day prior to today’s announcement, was $9.18.   The shares proposed to be purchased in the tender offer represent approximately 7.6% of the total number of outstanding shares of BBX Capital’s Class A Common Stock and would involve an aggregate purchase price of approximately $60 million.    If the tender offer is commenced and completed and more than 6,486,486 shares are tendered in the tender offer, BBX Capital will purchase shares from its shareholders who properly tender shares, on a pro rata basis, based on the aggregate number of shares tendered.

The terms and conditions of the tender offer will be described in an offer to purchase and related letter of transmittal that will be mailed to BBX Capital’s shareholders shortly after commencement of the tender offer.  The tender offer will be subject to certain conditions described in the offer to purchase.   BBX Capital currently anticipates commencing the tender offer within five business days. The tender offer will be held open for at least twenty business days following its commencement, and tenders of shares must be made prior to the expiration of the tender offer period.

None of BBX Capital, its Board of Directors, the Information Agent for the tender offer or the Depositary for the tender offer will make any recommendation to shareholders as to whether to tender or refrain from tendering their shares in the tender offer. Shareholders must make their own decision as to how many shares they will tender, if any.

Important Information About the Tender Offer

BBX Capital has not yet commenced the tender offer referred to in this press release. This press release does not constitute an offer to buy or solicitation of an offer to sell any securities. This press release is for informational purposes only. The offer to purchase the shares of BBX Capital’s Class A Common Stock and the solicitation of the shares will be made only pursuant to the offer to purchase and the related letter of transmittal, which are expected to be mailed to BBX Capital’s shareholders shortly after commencement of the tender offer. BBX Capital’s shareholders should read those materials and the documents incorporated therein by reference carefully when they become available because they will contain important information, including the various terms and conditions of the tender offer. If the tender offer is commenced, BBX Capital will also file a Tender Offer Statement on Schedule TO (the “Tender Offer Statement”) with the Securities and Exchange Commission (the “SEC”). The Tender Offer Statement, including the offer to purchase, the letter of transmittal, and other related materials, will also be available to BBX Capital’s shareholders at no charge on the SEC’s website at www.sec.gov. BBX Capital’s other public filings with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K are also available for free on the SEC’s website at www.sec.gov.  When available, BBX Capital’s shareholders may also obtain the offer to purchase, letter of transmittal and other related materials in connection with the tender offer by contacting Georgeson Inc.,  the Information Agent for the tender offer, toll-free at (800) 248-7690. BBX Capital’s shareholders are urged to carefully read these materials prior to making any decision with respect to the tender offer.

About BBX Capital Corporation: BBX Capital Corporation (NYSE: BBX) (OTCQX: BBXTB), is a Florida-based diversified holding company whose activities include its 90 percent ownership interest in Bluegreen Vacations Corporation (NYSE: BXG) as well as its real estate and middle market divisions. For additional information, please visit www.BBXCapital.com.

About Bluegreen Vacations Corporation: Bluegreen Vacations Corporation (NYSE: BXG), founded in 1966 and headquartered in Boca Raton, Florida, is a leading vacation ownership company that markets and sells vacation ownership interests (VOIs) and manages resorts in top leisure and urban destinations. Bluegreen’s resort network includes 43 Club Resorts (resorts in which owners in the Bluegreen Vacation Club (“Vacation Club”) have the right to use most of the units in connection with their VOI ownership) and 24 Club Associate Resorts (resorts in which owners in its Vacation Club have the right to use a limited number of units in connection with their VOI ownership). Through Bluegreen’s points-based system, the approximately 213,000 owners in its Vacation Club have the flexibility to stay at units available at any of its resorts and have access to almost 11,000 other hotels and resorts through partnerships and exchange networks. Bluegreen Vacations also offers a portfolio of comprehensive, fee-based resort management, financial, and sales and marketing services, to or on behalf of third parties. Bluegreen is 90% owned by BBX Capital Corporation. For further information, visit www.BluegreenVacations.com.

BBX Capital Corporation Contact Info:

Investor Relations: Leo Hinkley, Managing Director, Investor Relations Officer

954-940-5300,  Email: LHinkley@BBXCapital.com

Media Relations Contacts: Kip Hunter Marketing, 954-765-1329, Nicole Lewis / Elysia Volpe
Email: nicole@kiphuntermarketing.com,  elysia@kiphuntermarketing.com

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This press release contains forward-looking statements based on current expectations that involve a number of risks and uncertainties.  The forward looking statements in this press release are also forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Actual results, performance, or achievements could differ materially from those contemplated, expressed, or implied by the forward-looking statements contained herein. Risks and uncertainties include, but are not limited to, those relating to the contemplated tender offer described in this press release, including uncertainty about the timing of the tender offer, that, if the tender offer is commenced, the conditions to closing the tender offer may not be satisfied, uncertainties as to the amount of shares that will be tendered in the tender offer, and the risk that the expected benefits from the tender offer may not be realized.   Reference is also made to the risks and uncertainties detailed in reports filed by BBX Capital with the SEC, including the “Risk Factors” section of BBX Capital’s Annual Report on Form 10-K for the year ended December 31, 2017,  which may be viewed on the SEC's website at www.sec.gov.  BBX Capital cautions that the foregoing factors are not exclusive.